UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 61758 /March 23, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13805

_____

In the Matter of                                                          :
                                                                                  :
CORRIDOR COMMUNICATIONS CORP.,                     :
INTERNATIONAL COSMETICS MARKETING CO.,        :
PNV, INC.,                                                                     :     ORDER MAKING
PRE-CELL SOLUTIONS, INC.,                                       :     FINDINGS AND
QUESTRON TECHNOLOGY, INC.                                 :     REVOKING
  (N/K/A QUTI CORP.),                                                  :     REGISTRATIONS BY
TAPISTRON INTERNATIONAL, INC.,                          :     DEFAULT AS TO
TELSCAPE INTERNATIONAL, INC.,                            :     SEVEN RESPONDENTS
  (N/K/A SCAPETEL DEBTOR, INC.), and                  :
UNIVERSAL BEVERAGES HOLDINGS CORP.            :

_____

        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on March 3, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act).  The OIP alleges that Respondents are each corporations with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and have repeatedly failed to file required periodic reports.

        The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by March 5, 2010.  Respondents Answers were due ten days from the date of service.  See OIP at 4; 17 C.F.R. § 201.220(b).  To date, only Respondent Universal Beverages Holdings Corp. has filed an Answer.

        Since the remaining seven Respondents have not filed an Answer or otherwise defended the proceeding, they are in default.  See 17 C.F.R. §§ 201.155(a)(2), .220(f).  Accordingly, the following allegations of the OIP are deemed to be true as to them.  See 17 C.F.R. § 201.155(a).

        Corridor Communications Corp. (CORR)[1] (CIK No. 1069389) is a void Delaware corporation located in Miami Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).  CORR is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the

_____
[1] The short form of each issuer's name is also its stock symbol.

period ended September 30, 2004, which reported a net loss of $4,247,570 for the prior nine months. As of February 26, 2010, the common stock of CORR was quoted on the Pink Sheets operated by Pink OTC Markets Inc. (Pink Sheets), had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

International Cosmetics Marketing Co. (SASN) (CIK No. 1097339) is a dissolved Florida corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SASN is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2003, which reported a net loss of $849,227 for the prior nine months. As of February 26, 2010, the common stock of SASN was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

PNV, Inc. (PNVNQ) (CIK No. 1045828), is a void Delaware corporation located in Coral Springs, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). PNVNQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of $18,237,068 for the prior three months. On December 20, 2000, PNVNQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Florida, which was terminated on February 28, 2003. As of February 26, 2010, the common stock of PNVNQ was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Pre-Cell Solutions, Inc. (TDCM) (CIK No. 801451), is a Colorado corporation located in Melbourne, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). TDCM is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended January 31, 2001, which reported a net loss of $5,615,178 for the prior nine months. As of February 26, 2010, the common stock of TDCM was traded on the over-the-counter markets.

Questron Technology, Inc. (n/k/a Quti Corp.) (QUSTQ) (CIK No. 732152), is a delinquent Delaware corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). QUSTQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2001, which reported a net loss of $4,117,000 for the prior nine months. On February 3, 2002, QUSTQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was still pending as of March 1, 2010. As of February 26, 2010, the common stock of QUSTQ was quoted on the Pink Sheets, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Tapistron International, Inc. (TAPI) (CIK No. 800193), is a dissolved Georgia corporation located in Ringgold, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). TAPI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended April 30, 2001, which reported a net loss of $1,250,525 for the prior nine months. On July 2, 2001, TAPI filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of Tennessee which was terminated on January 4, 2005. As of February 26, 2010, the common stock of TAPI was quoted on the Pink Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Telscape International, Inc. (n/ka Scapetel Debtor, Inc.) (TSCPQ) (CIK No. 925928), is a forfeited Texas corporation located in Roswell, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). TSCPQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the priod ended December 31, 2000, which reported a net loss of $68,236,413 for the prior year. On April 27, 2001, TSCPQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was terminated on December 14, 2004. As of February 26, 2010, the common stock of TSCPQ was quoted on the Pink Sheets, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

As discussed in more detail above, these seven Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, these seven Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Corridor Communications Corp., International Cosmetics Marketing Co., PNV, Inc., Pre-Cell Solutions, Inc., Questron Technology, Inc. (n/k/a Quti Corp.), Tapistron International, Inc., and Telscape International, Inc. (n/k/a Scapetel Debtor, Inc.), are hereby REVOKED.

_____
Robert G. Mahony
Administrative Law Judge